Exhibit 99.9
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Renewable Energy: Total Win Tender
for a Large Onshore Wind Power Project in France
Paris – December 8, 2005 – Total has been selected by the French Ministry of Industry to build a wind farm in France, following a tender issued in April 2004. The project will be developed by Eoliennes de Mounès, a 50/50 joint venture between Total and partner Harpen, a subsidiary of Germany’s RWE.
Located in the Aveyron region, the 90 MW Belmontais project will comprise 30 latest-generation wind turbines. It will make a significant contribution to the development of wind power in France, supplying the electricity equivalent of the average consumption (except heating) of nearly 140,000 people. In addition, some 100,000 metric tons a year of CO2 will not be discharged into the atmosphere. This investment of around €100 million is expected to generate nearly 160 jobs (60 direct) during the construction period and around 20 when the project comes into operation.
Under the terms and conditions of the tender, project implementation is subject to the granting of a building permit. A series of information meetings and stakeholder dialogues will take place during this process and the project will be submitted to a public inquiry. The wind farm could be on stream in 2008.
This innovative project, which will use cutting-edge technology, enjoys the support of local authorities and further demonstrates Total’s commitment to developing renewable energies.
In 2003, Total developed a 12MW pilot project in wind energy at Dunkirk. It is also a major player in solar photovoltaic energy, working through two companies, Photovoltech and Tenesol.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com